Filed pursuant to Rule 433
Registration Statement No. 333-217360

Global Medical REIT Inc.

2,700,000 Shares

7.50% Series A Cumulative Redeemable Preferred Stock

Final Term Sheet

Issuer:	Global Medical REIT Inc. (NYSE: GMRE) (the “Issuer”)
Securities Offered:	7.50% Series A Cumulative Redeemable Preferred Stock (“Series A Preferred Stock”)
Base Shares:	2,700,000 shares ($67,500,000)
Overallotment Shares:	405,000 shares ($10,125,000)
Liquidation Preference:	$25.00
Dividend Rate:	7.50%
Dividend Payment Dates:	Dividends on the Series A Preferred Stock, when, as and if declared by the Board of Directors of the Issuer (or a duly authorized committee of the Board of Directors), will accrue or be payable in cash on the liquidation preference amount from the original issue date, on a cumulative basis, quarterly in arrears on January 31, April 30, July 31 and October 31 of each year, commencing on October 31, 2017.
Price to Investors:	$25.00 per share
Underwriters’ Discount:	$2,126,250 ($2,445,188 if the underwriters exercise the option to purchase additional shares)
Net Proceeds to Issuer (before Estimated Expenses of the Offering):	$65,373,750 ($75,179,813 if the underwriters exercise the option to purchase additional shares)
Use of Proceeds:

The Issuer intends to contribute the net proceeds of this offering to its Operating Partnership in exchange for Series A Preferred OP Units in the Operating Partnership. The Operating Partnership intends to use the net proceeds from this offering for general corporate purposes, including funding new acquisitions, and repaying indebtedness.

Pending the permanent use of the net proceeds of this offering, the Issuer intends to invest the net proceeds in interest-bearing short-term investment-grade securities, money-market accounts or other investments that are consistent with its intention to qualify and maintain its qualification as a REIT.

Optional Redemption:

The Issuer may, at its option, redeem shares of Series A Preferred Stock for cash in whole or in part, from time to time, at any time on or after September 15, 2022 at a redemption price equal to $25.00 per share, plus any accumulated and unpaid dividends (whether or not authorized or declared), if any, to, but excluding, the date of redemption.

The Issuer may also redeem the Series A Preferred Stock in limited circumstances relating to maintaining its qualification as a REIT, as described in the preliminary prospectus supplement.

Special Optional Redemption:	Upon the occurrence of a Change of Control (as defined in the preliminary prospectus supplement), the Issuer may redeem the Series A Preferred Stock for cash, in whole or in part, within 120 days after the date on which such Change of Control occurred, by paying $25.00 per share, plus any accumulated and unpaid dividends (whether or not authorized or declared), if any, to, but excluding, the date of redemption.

Conversion Rights:

Upon the occurrence of a Change of Control, each holder of Series A Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date (as defined in the preliminary prospectus supplement), the Issuer has provided or provides notice of its election to redeem the Series A Preferred Stock in whole or in part) to convert some or all of the Series A Preferred Stock held by such holder on the Change of Control Conversion Date into a number of shares of the Issuer’s common stock per share of Series A Preferred Stock to be converted equal to the lesser of:

(1)   the quotient obtained by dividing (i) the sum of (x) the liquidation preference amount of $25.00 per share of Series A Preferred Stock, plus (y) any accrued and unpaid dividends (whether or not declared) to, but excluding, the Change of Control Conversion Date by (ii) the Common Stock Share Price (as defined in the preliminary prospectus supplement); and

(2)   5.3419, the share cap, subject to certain adjustments;

subject, in each case, to provisions for the receipt of alternative consideration as described in the preliminary prospectus supplement.

Voting Rights:	The Series A Preferred Stock will not have voting rights, except as set forth in the preliminary prospectus supplement.
Listing:	The Issuer intends to apply to list the Series A Preferred Stock on the NYSE under the symbol “GMRE-PrA.” If the listing application is approved, the Issuer expects trading of the Series A Preferred Stock to commence within 30 days after initial delivery of the shares.
CUSIP / ISIN	37957W 203 / US37957W2035
Trade Date:	September 13, 2017
Settlement:	September 15, 2017 (T + 2)
Book-Running Managers:	FBR Capital Markets & Co. Janney Montgomery Scott LLC
Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC Compass Point Research & Trading LLC D.A. Davidson & Co. Inc.

The securities described above are being offered pursuant to an effective shelf registration statement on Form S-3 (including a prospectus) and a preliminary prospectus supplement filed by the Issuer with the Securities and Exchange Commission ("SEC"). Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.

Copies of the preliminary prospectus supplement relating to the offering may be obtained by visiting EDGAR on the SEC website at www.sec.gov or from your registered representative at the offices of FBR Capital Markets & Co., at 1300 North 17th Street, Suite 1400, Arlington, VA 22209 or by calling (800) 846-5050 or by emailing prospectuses@fbr.com.